UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Ashford Hospitality Trust Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

044103 869

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Värde Investment Partners (Offshore) Master, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 364,822
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 364,822

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,822
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.06%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 34,513,386 shares of Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q, filed on November 8, 2023.

1.	Names of Reporting Persons Värde Credit Partners Master, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 366,812
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 366,812

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 366,812
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.06%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 34,513,386 shares of Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q, filed on November 8, 2023.

1.	Names of Reporting Persons Värde Investment Partners, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 284,009
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 284,009

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,009
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.82%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 34,513,386 shares of Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q, filed on November 8, 2023.

1.	Names of Reporting Persons The Värde Dislocation Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 468,571
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 468,571

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 468,571
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.36%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 34,513,386 shares of Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q, filed on November 8, 2023.

1.	Names of Reporting Persons The Värde Fund XIII, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 608,767
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 608,767

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 608,767
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.76%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 34,513,386 shares of Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q, filed on November 8, 2023.

1.	Names of Reporting Persons Värde Partners, Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,092,981
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,092,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,092,981
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.06%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 34,513,386 shares of Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q, filed on November 8, 2023.

1.	Names of Reporting Persons Ilfryn C. Carstairs
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia and the United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,092,981
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,092,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,092,981
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.06%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 34,513,386 shares of Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q, filed on November 8, 2023.

1.	Names of Reporting Persons Bradley Bauer
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,092,981
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,092,981

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,092,981
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.06%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 34,513,386 shares of Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q, filed on November 8, 2023.

Item 1(a).	Name of Issuer

Ashford Hospitality Trust, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

14185 Dallas Parkway Suite 1200

Dallas, Texas 75254

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Värde Investment Partners (Offshore) Master, L.P. (“VIP Offshore”);

(ii)	Värde Credit Partners Master, L.P. (“Credit Partners”);

(iii)	Värde Investment Partners, L.P. (“VIP”);

(iv)	The Värde Dislocation Fund, L.P. (“Värde Dislocation”);

(v)	The Värde Fund XIII, L.P. (“Fund XIII” and, together with each of the foregoing, the “Värde Funds”);

(vi)	Värde Partners, Inc. (“General Partner”);

(vii)	Mr. Ilfryn C. Carstairs (“Mr. Carstairs”); and

(viii)	Bradley Bauer (“Mr. Bauer”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The principal business address of each Reporting Person is 901 Marquette Ave S, Suite 3300, Minneapolis, MN 55402.

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number

044103 869

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held as follows:

•

VIP Offshore directly holds 364,822 shares of Common Stock, representing 1.06% of the outstanding shares of Common Stock. VIP directly holds 284,009 shares of Common Stock, representing 0.82% of the outstanding shares of Common Stock. Värde Investment Partners G.P., L.P. (“VIP GP”) is the general partner of each of VIP Offshore and VIP, and Värde Investment Partners UGP, LLC (“VIP UGP”) is the general partner of VIP GP. Therefore, VIP GP and VIP UGP may be deemed beneficial owners of the securities held directly by VIP Offshore and VIP.

•

Credit Partners directly holds 366,812 shares of Common Stock, representing 1.06% of the outstanding shares of Common Stock. Värde Credit Partners G.P., L.P. (“Credit Partners GP”) is the general partner of Credit Partners, and Värde Credit Partners UGP, LLC (“Credit Partners UGP”) is the general partner of Credit Partners GP. Therefore, Credit Partners GP and Credit Partners UGP may be deemed beneficial owners of the securities held directly by Credit Partners.

•

Värde Dislocation directly holds 468,571 shares of Common Stock, representing 1.36% of the outstanding shares of Common Stock. The Värde Dislocation Fund G.P., L.P. (“Värde Dislocation GP”) is the general partner of Värde Dislocation, and The Värde Dislocation Fund UGP, LLC (“Värde Dislocation UGP”) is the general partner of Värde Dislocation GP. Therefore, Värde Dislocation GP and Värde Dislocation UGP may be deemed beneficial owners of the shares held directly by Värde Dislocation.

•

Fund XIII directly holds 608,767 shares of Common Stock, representing 1.76% of the outstanding shares of Common Stock. The Värde Fund XIII G.P., L.P. (“Fund XIII GP”) is the general partner of Fund XIII, and The Värde Fund XIII UGP, LLC (“Fund XIII UGP”) is the general partner of Fund XIII GP. Therefore, Fund XIII GP and Fund XIII UGP may be deemed beneficial owners of the securities held directly by Fund XIII.

•

Värde Partners, L.P. (“VPLP”) is the managing member of VIP UGP, Credit Partners UGP, VP UGP, Värde Dislocation UGP and Fund XIII UGP. The General Partner is the general partner of VPLP. Each of Mr. Carstairs and Mr. Bauer is the Co-Chief Executive Officer of the General Partner. Therefore, VPLP, the General Partner, and Mr. Carstairs and Mr. Bauer may be deemed beneficial owners of the securities held directly by the Värde Funds.

The filing of this statement on Schedule 13G (this “Statement”) shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.

By: Värde Investment Partners G.P., L.P., its General Partner
By: Värde Investment Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

VÄRDE CREDIT PARTNERS MASTER, L.P.

By: Värde Credit Partners G.P., L.P., its General Partner
By: Värde Credit Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.

By: Värde Investment Partners G.P., L.P., its General Partner
By: Värde Investment Partners UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

THE VÄRDE DISLOCATION FUND, L.P.

By: The Värde Dislocation Fund G.P., L.P., its General Partner
By: The Värde Dislocation Fund UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

THE VÄRDE FUND XIII, L.P.

By: The Värde Fund XIII G.P., LP, its General Partner
By: The Värde Fund XIII UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ Andrew Malone
Name:	Andrew Malone
Title:	General Counsel

ILFRYN CARSTAIRS

By:	/s/ Ilfryn Carstairs

BRADLEY BAUER

By:	/s/ Bradley Bauer

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 13, 2024, by and among the Reporting Persons.